EXHIBIT 99.2

Consent of Blake, Cassels & Graydon LLP

We hereby consent to the use of our name in the prospectus supplement filed by NovaGold Resources Inc. on March 19, 2008, as such may thereafter be amended or supplemented, under the headings, “Certain Canadian and United States income tax considerations -- Canadian federal income tax considerations” and “Legal matters” and to the reference to our opinion under the headings “Certain Canadian and United States income tax considerations -- Canadian federal income tax considerations” . In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section  7 of the United States Securities Act of 1933, as amended.

Dated at Vancouver, British Columbia, this 19th day of March, 2008.

/s/ Blake, Cassels & Graydon LLP